UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
INVESCO LTD.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,909,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,909,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,909,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,909,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,909,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,909,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,909,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,909,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,909,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,909,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-0622810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,895,718
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,895,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,895,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.67%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 454,784,608 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Form 10-Q.

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 5, 2020, Amendment No. 2 filed on December 15, 2021, Amendment No. 3 filed on February 1, 2022, Amendment No. 4 filed on March 25, 2022, Amendment No. 5 filed on April 1, 2022, Amendment No. 6 filed on January 25, 2023, and as amended by Amendment No. 7 (“Amendment No. 7”) filed on January 31, 2023 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.20 per share (the “Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 1555 Peachtree Street, NE., Suite 1800, Atlanta, Georgia 30309.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 4 and Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The sales of Shares by Reporting Persons reported below in Item 5 were done for portfolio management purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 p.m., New York City time, on February 16, 2023, the Reporting Persons beneficially owned, in the aggregate, 34,909,352 Shares, representing approximately 7.68% of the Issuer’s outstanding Shares (calculated based on 454,784,608 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).

(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 34,895,718 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c)   Set forth below is a list of all transactions with respect to the Shares effected by any of the Reporting Persons since the filing of Amendment No. 7, inclusive of all transactions effected through 4:00 pm, New York City time, on February 16, 2023.  All such transactions listed in the table below were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners AM Holdco, Ltd.	2/6/2023	23,114	$19.5178	Sale
Trian Partners AM Holdco, Ltd.	2/7/2023	153,254	$19.6573	Sale
Trian Partners AM Holdco, Ltd.	2/8/2023	372,465	$19.0783	Sale
Trian Partners AM Holdco, Ltd.	2/9/2023	651,119	$18.7324	Sale
Trian Partners AM Holdco, Ltd.	2/10/2023	800,048	$18.6668	Sale
Trian Partners AM Holdco, Ltd.	2/13/2023	1,400,000	$19.1464	Sale
Trian Partners AM Holdco, Ltd.	2/14/2023	250,000	$19.0603	Sale
Trian Partners AM Holdco, Ltd.	2/14/2023	103,554	$19.1100	Sale
Trian Partners AM Holdco, Ltd.	2/14/2023	691,446	$19.0337	Sale
Trian Partners AM Holdco, Ltd.	2/15/2023	800,000	$18.7840	Sale
Trian Partners AM Holdco, Ltd.	2/16/2023	604,282	$18.5555	Sale

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO, LTD.

By:	/s/Edward P. Garden
	Name:	Edward P. Garden
	Title:	Director

/s/Nelson Peltz Nelson Peltz

/s/Peter W. May Peter W. May

/s/Edward P. Garden Edward P. Garden